FORWARD FUNDS

101 California Street, 16 Floor

San Francisco, CA 94111

September 4, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549-1520

RE:	Forward Funds (the “Registrant”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 114 and Amendment No. 114

Dear Sir or Madam:

Electronically transmitted for filing via EDGAR on behalf of the Registrant, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 114 to the Registrant’s registration statement on Form N-1A under the 1933 Act and Amendment No. 114 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The Amendment contains: (i) an Investor Class and Institutional Class statutory prospectus applicable to the Forward Commodity Long/Short Strategy Fund and the Forward Dynamic Income Fund; (ii) a Class A, Class B, Class C and Advisor Class statutory prospectus applicable to the Forward Commodity Long/Short Strategy Fund and the Forward Dynamic Income Fund; (iii) a Class Z statutory prospectus applicable to the Forward Commodity Long/Short Strategy Fund; and (iv) a combined statement of additional information (“SAI”) applicable to each series of the Registrant. The primary purposes of the Amendment are to: (i) make certain material changes to, inter alia, the principal investment strategies and principal investment risks of the Forward Commodity Long/Short Strategy Fund and the Forward Dynamic Income Fund; and (ii) make updates and other non-material changes to the prospectuses and SAI.

No fees are required in connection with this filing. Please contact the undersigned at (720) 917-0585 or via email at megan.koehler@alpsinc.com, or William L. Horn of Dechert LLP at (949) 442-6005 or via email at william.horn@dechert.com with any comments or questions concerning the Amendment.

Sincerely,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq.

Enclosures

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Esq., Partner, Dechert LLP

William L. Horn, Esq., Dechert LLP